Exhibit 99.191

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

Ori Inbar, AR Pioneer and Founder of

AugmentedReality.org, to Join NexTech Board of Directors

Santa Cruz, CA – Toronto, ON –July 28th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce that it has appointed Ori Inbar to its Board of Directors. Inbar is a recognized AR expert, having been involved in the industry for over a decade as both a startup entrepreneur and a venture capital investor through SuperVentures. With his long term perspective and extensive industry relationships, he is uniquely positioned to help guide NexTech on its growth trajectory and identify potential acquisition opportunities.

Ori Inbar comments, "I’m excited to lend my 14 years experience in the AR industry at the moment it’s exploding to one of the few pure-AR companies that are public; Evan and team seem to be doing the right things - and most importantly - growing!"

Evan Gappelberg, CEO of NexTech comments, “We are excited to attract one of the most experienced AR pioneers to represent shareholders as we start to scale our business. Ori has unparalleled contacts and experience within the AR industry which we intend to leverage to help guide the future growth of our company. With the AR industry growing at a very rapid rate and Apple and others soon to be released AR glasses on the horizon, having a resource like Ori is invaluable.” He continues, “As NexTech continues to identify growth opportunities, both organically and through acquisitions, Ori’s experience both as an AR technology founder and an investor will be crucial to reaching our long term vision. He has been a valued advisor for the past year and now we welcome him to the board of directors and are looking forward to his help in creating shareholder value.”

About Ori Inbar:

Ori is the world’s leading expert in augmented reality and has devoted the past 14 years to fostering the AR ecosystem. In 2009, Ori was the co-founder and CEO of Ogmento (renamed Flyby Media - Acquired by Apple), one of the first venture-backed companies conceived to develop augmented reality games and tech. In 2012, Ori founded AugmentedReality.org, a non-profit organization on a mission to advance augmented reality in order to advance humanity. AugmentedReality.org defined a moonshot goal to inspire 1 billion active users of augmented reality by 2020 (which is on track!) and is the producing organization behind AWE, the world’s largest AR and VR event in Silicon Valley, Asia, and Europe. Ori is a recognized speaker in industry events and a sought-after advisor for AR startups and initiatives. Previously, as Senior Vice President of Solution Marketing for SAP’s platform, Ori was responsible for the positioning and marketing of SAP NetWeaver - which under his leadership grew from a mere concept to a billion dollar business for SAP. Prior to SAP, Ori joined TopTier Software, as one of the first employees of this start-up. He led the development and introduction to the market of more than 15 internet and business applications including the world’s leading enterprise portal, which in 2001 was acquired by SAP for $400 Million.

As compensation for his board of director services, Ori Inbar was issued 50,000 options that vest over 3-years at an exercise price of $6.65/share.

Recent Company Highlights in 2020:

●	July 17, 2020 The company launched a new immersive video conferencing software called ScreenAR.

●	July 13, 2020 The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

●	July 8, 2020 The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

●	July 2, 2020: Hired Arnaud Amet as Director of Sales for Europe. Mr. Amet situated in Paris, France comes from regional and global sales and marketing roles in Microsoft (MSFT) where he worked for over a decade ending in 2015. He also has significant experience with his own startup in sales and marketing of AR/VR to large brands partnering with Facebook (FB), Huawei and Microsoft.

●	June 18, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

●	June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

●	June 4, 2020 The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app's 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

●	June 1, 2020 : CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 12, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: the world's most advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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